Law Offices Of
                                DANIEL C. MASTERS
                        P. O. Box 66, La Jolla, CA 92038
                  Tel: (858) 459-1133 *** Fax: (858) 459-1103
                            Email: masters@lawyer.com


January 14, 2010

Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, DC  20549

     Re: MedBook World, Inc.
         Registration Statement on Form 10-12G
         Filed December 11, 2009
         File No. 000-53850

Dear Mr. Riedler:

In response to your letter dated January 7, 2010, we reply as indicated below:

In response to item 1, we are filing herewith our amended Form 10.

In response to item 2, we acknowledge that your examples are not meant to be exhaustive.

In response to item 3, our references to "management" have been revised throughout to reflect that we have only two officers.

In response to item 4, we have noted the change in FASB 141 which became effective in 2009 on page 5.

In response to item 5, the requested disclosure has been added in paragraph 2 under ITEM 1.

In response to item 6, the requested disclosure has been added in paragraph 2 under ITEM 1.

In response to item 7, the requested disclosure has been added in paragraph 3 under ITEM 1.

In response to item 8, the questioned statements have been deleted.

In response to item 9, the requested disclosure has been added in paragraph 4 under ITEM 1.

In response to item 10, the requested disclosure has been added on page 3, paragraph 4.

In response to item 11, the requested disclosure has been added on page 4, paragraphs 3 and 4.

In response to item 12, the requested disclosure has been added on page 4, paragraph 6.

In response to item 13, the requested disclosure has been added on page 6, paragraph 2, and at Risk Factor number 20.

In response to item 14, the requested change in disclosure has been made at Risk Factor number 1.

In response to item 15, the requested disclosure has been made at Risk Factor number 2.

In response to item 16, the requested disclosure has been made at Risk Factor number 6.

In response to item 17, the requested disclosure has been made at Risk Factor number 7.

In response to item 18, the requested change in disclosure has been made at Risk Factor number 14.

In response to item 19, the requested change in disclosure has been made at Risk Factor number 16.

In response to item 20, the requested change in disclosure has been made at Risk Factor number 19.

In response to item 21, the requested change in disclosure has been made on page 12, "Liquidity" and "Capital Resources."

In response to item 22, no loans have been made as of this time and this fact is noted on page 12 under "Liquidity."

In response to item 23, the requested change in disclosure has been made on page 14.

In response to item 24, the requested change in disclosure has been made at the bottom of page 14 and top of page 15 and also at Risk Factor number 8.

In response to item 25, the statement in question has been deleted.

In response to item 26, the requested disclosure has been made on page 17, last two paragraphs.

In response to item 27, the requested disclosure has been made on page 18, first paragraph of ITEM 11, and the forms of warrant agreements have been filed as Exhibits 4.1 through 4.5.

In response to item 28, the auditor's report has been revised as requested.

In response to item 29, the requested change in rounding of earnings per share has been made.

The Company further acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Daniel C. Masters
----------------------------------
Daniel C. Masters, Esq.
Counsel to MedBook World, Inc.